Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated September 22, 2009

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The article attached as Exhibit A appeared in The Washington Post on September 20, 2009.

                This article was not prepared by or reviewed by LendingClub Corporation (the "Company") prior to publication. The publisher of this article is not affiliated with the Company. The Company made no payment and gave no consideration to this publisher in connection with the publication of this article or any other articles published by this publisher concerning the Company. Statements in this article that are not based on, or derived from, the Company's public filings with the SEC represent the authors' or others' opinions, and are not endorsed or adopted by the Company.

                We believe that it is appropriate to clarify the following with respect to the information presented in this article: as of September 22, 2009, the Company's notes are presently being offered and sold solely to residents of the states of California, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Idaho, Illinois, Louisiana, Maine, Minnesota, Missouri, Mississippi, Montana, New Hampshire, Nevada, New York, Rhode Island, South Carolina, South Dakota, Utah, Virginia, Washington, Wisconsin, West Virginia, and Wyoming, and are not presently being offered or sold to residents of any other state, the District of Columbia, any other territory or possession of the United States, or any foreign country.

                In addition to the above clarification, you should consider statements in this article only after carefully evaluating all of the information in the Company's prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

                Some of the statements in this article are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

The Washington Post

September 20, 2009

In a Tight Market, Borrowers Turn to Peers

By Nancy Trejos

With banks tightening their lending standards and credit card companies raising interest rates, borrowers are increasingly turning to an unusual source of money: other people.

Despite a recent regulatory hurdle, Web sites that facilitate peer-to-peer lending, in which people -- often strangers -- lend money to each other with no involvement from a bank, are growing in popularity. Borrowers usually get loans with lower rates than they would from banks or credit cards, while investors often get higher returns than they would from traditional bank products such as certificates of deposit.

Analysts expect the industry to grow as customers who face rising credit card rates search for new ways to refinance their debt. Many investors, meanwhile, have lost confidence in the rocky stock market and have sought other places to park their cash. Membership in peer-to-peer lending groups is climbing fast, and so is the money involved. About $282 million in peer-to-peer loans were made in 2006, according to Celent, a Boston-based research firm. By 2010, the firm expects such loans to grow to $5.8 billion.

The industry has gained so many followers that the Securities and Exchange Commission last year ruled that companies engaging in peer-to-peer lending must register with the agency because the loans are considered securities. After temporarily suspending their operations for several months, Prosper and Lending Club completed their registrations. Loanio and IOU Central have filed their papers, an SEC spokesman said. Others are expected to follow.

"With this credit crunch, the timing couldn't have been better for this industry to really gain a foothold and grow," said Curtis Arnold, founder of CardRatings.com and co-author of the "Complete Idiot's Guide to Person-to-Person Lending." "It offers a viable option for folks who are getting turned down for credit elsewhere. There's a lot of people fed up with banks. From the investment side, that is intriguing. When you can get 9 to 10 percent returns in this market . . . that's pretty amazing."

Since registering with the SEC in October, Lending Club has gained 300,000 members. In January, it oversaw $1.8 million in loans. Last month, $3.4 million in loans were made.

Between the time it launched in 2006 and registered with the SEC in July, Prosper has grown to 850,000 members and facilitated $180 million in loans.

Officials at the lending sites said much of their increased traffic has come from borrowers whose interest rates on their credit cards have spiked. Card issuers have been raising rates in anticipation of a new law, set to take effect in February, that could hinder rate increases. During the housing boom, many consumers were able to get out of their card debt through home-equity lines of credit. But home values have plummeted in many areas, leaving borrowers without a source of money they once fell back on. About 50 percent of Prosper's loans goes to borrowers trying to consolidate credit card debt, said Chris Larsen, Prosper's chief executive. Prosper's loans can come with interest rates as low as 4 percent. "With their credit card debt, it could take 20 years to pay it off," Larsen said.

Sam Walters, a business analyst from Annapolis, turned to Lending Club when his bank told him he could not get a personal loan with less than a 20 percent interest rate. In July, he borrowed thousands of dollars to consolidate credit card debt that he said he accumulated frivolously during the "exuberance of his 20s."

Now 31, he would like to buy a home someday but knows he would not be able to afford one with his debt, which he was unable to pay off at rates exceeding 20 percent. He will pay off his Lending Club loan at an 11 percent rate over the next three years.

"There are a lot of good folks out there who have hit a hard time; it could be medical debt or credit cards," he said.

Mark Baskervill, a financial analyst in Harrisonburg, Va., began making loans through Lending Club in February because he thought he'd get better returns than he would through traditional bank products. "A CD won't even really cover inflation," he said.

Lending Club allows investors to choose the borrowers, who must have a minimum FICO score of 660 out of 850. Investors can look at the borrowers' credit score, ratio of debt to income and other factors that banks use to decide to whom to lend. They can invest in as many people as they want, and contribute as little as $25 to each person's loan. The average amount invested is $6,000, spread out among several borrowers, and the average rate is 12 to 13 percent.

Baskervill chose about 125 people, most of whom were trying to consolidate credit card debt.

"At least they have that extra option," Baskervill said. "I think it's pretty neat, and they don't have to go through a whole lot of bureaucracy in order to qualify for a loan."

Other peer-to-peer lending sites operate differently. Prosper allows lenders to bid on the interest rates for borrowers, which results in low-rate loans. Virgin Money codifies loans between friends and families. Other companies specialize in particular types of loans. TuitionU, for example, help students get loans to pay for school.

The sites typically vet borrowers by pulling their credit reports and requiring minimum credit scores. But the loans do not come without some risk. Lending Club's borrowers have a default rate of about 3 percent. Prosper's default rate is about 5 percent. If a borrower misses payments, the sites report them to credit bureaus. Officials at the sites point out that credit card default rates are in the double digits.

Still, Mark Schwanhausser, a research analyst at California-based Javelin Strategy and Research who has studied peer-to-peer lending sites, said investors should be vigilant for signs that borrowers are struggling to repay their loans. "It's not a 'buy it and tuck it away' kind of thing," he said. "I think you want to pay attention."

For Linda Tsang, a 34-year-old lawyer in the District, lending money to people trying to get out of credit card debt seemed safer than betting on the stock market. She spread $1,000 among about 50 people. Each investment was at least $25. Her annual rate of return has been 10.5 percent, which she says she is pleased with. "I'm a fairly risk-averse investor, and I really don't want to play the stock market at all," she said.

The drawback for borrowers is that the loans typically have to be repaid within three years, which means that monthly payments can be high.

Brandon Frazier, 32, a public relations consultant, was aware of that when he borrowed $18,000 to cover expenses from buying a house in Southeast near RFK Stadium last year. But his rate was low enough that he didn't mind. "The repayment level is higher, but you're able to remove that debt quickly," he said.